May 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	AlphaVest Acquisition Corp
Registration Statement on Form S-4
Filed April 25, 2025
File No. 333-283183

Ladies and Gentlemen:

On behalf of our client, AlphaVest Acquisition Corp (“ATMV”), and AMC Corporation (“AMC”), represented by Graubard Miller, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 2, 2025, relating to ATMV’s Registration Statement on Form S-4 (the “Registration Statement”) filed April 25, 2025.

ATMV is filing via EDGAR Amendment No. 4 to the Registration Statement, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.	We note your discussion of risks related to China regulations on page iii. As examples only, we note your statements that “the Chinese government may be authorized by PRC laws to regulate PRC operating entities at any time and may regulate the offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of PRC operating entities and/or the value of their securities” and that “any actions by the Chinese government to regulate the offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Please consider including a risk factor that similarly discusses the risks if AMC were to be deemed to be a China-based issuer and become subject to PRC regulation and oversight.

Response: We have revised page 63 of the Registration Statement to address the Staff’s comment.

Summary of Proxy Statement/Prospectus

Dilution, page 34

2.	We note your disclosure here and on pages 19 and 81 that the tables presented exclude the effects of the business combination transaction; however, the issuance of 17,500,000 ordinary shares to AMC shareholders is included in the as adjusted issued and outstanding shares to determine the dilution to SPAC Public Shareholders. Please revise to exclude the effects of the de-SPAC transaction in your calculation pursuant to Item 1604(c) of Regulation S-K.

Response: We have revised pages 19, 34 and 83 of the Registration Statement to address the Staff’s comment.

Our ability to complete the Business Combination may be impacted…, page 57

3.	We note your disclosure that a majority of your directors and officers “are located in, or have significant ties to, China” and that “Peace Capital Limited is controlled by Mr. Pengfei Zheng, a resident of China.” Please revise here or, include a separate risk factor, to disclose, as you do on page 193, the relevant individuals who are located in the PRC and discuss the challenges of bringing actions and enforcing judgments and liabilities against such individuals.

Response: We have revised page 60 of the Registration Statement to address the Staff’s comment

Risks Related to AMC, page 59

4.	We note that pursuant to the business transfer agreements, the VIEs, Xiaoyun and Yishijue, will transfer all of their ownership in the Amazon online stores to AMC and that once the stores are successfully transferred, Xiaoyun and Yishijue will no longer be VIEs and instead will be owned directly by AMC. Please revise to include a risk factor that addresses any risks associated with winding up the VIE structure.

Response: We have revised page 63 of the Registration Statement to address the Staff’s comment.

Material U.S. Federal Income Tax Consequences

The Domestication, page 121

5.	We note your disclosure that “U.S. Holders should be aware that SPAC has not requested and does not intend to request a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax treatment of the Domestication.” We also note that Winston & Strawn, LLP has now provided an opinion regarding the Domestication. Please reconcile.

Response: We have revised page 123 of the Registration Statement to address the Staff’s comment.

AMC Corporate Structure, page 141

6.	For each of the VIEs, Xiaoyun and Yishijue, please revise to identify the person or entity that owns the equity in each depicted entity. Additionally, revise to describe all contracts and arrangements through which AMC claims to have economic rights and exercise control that results in consolidation of the VIEs operations and financial results into its financial statements. Describe the relevant contractual agreements between the entities and discuss how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Surviving PubCo with respect to these contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Additionally, please discuss the company’s plans regarding winding up the VIEs and transferring the assets currently being held by the VIEs.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that Yishijue and Xiaoyun are considered VIEs of AMC solely for accounting purposes in accordance with ASC 810-10-25-38A through 25-38J. We have revised the cover page and pages 42, 63 and 143 of the Registration Statement to address the Staff’s comment.

7.	We note your disclosure throughout the registration statement that AMC is the primary beneficiary of the VIEs. However, neither the investors in the Surviving PubCo nor the Surviving PubCo itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to AMC because of the VIEs should be limited to a clear description of the conditions AMC has satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that AMC is the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: We have revised the cover page and pages 42, 63 and 143 of the Registration Statement to address the Staff’s comment.

Note 15: Segment Reporting, page F-45

8.	Please tell us how you considered the guidance in ASC 280-10-50-29(f) and the example in ASC 280-10-55-47(bb) to discuss how your CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources.

Response: We wish to advise the Staff that in accordance with the guidance in ASC 280-10-50-29(f) and the example in ASC 280-10-55-47(bb), AMC’s chief operating decision maker uses segment revenue to assess segment performance and allocate resources. AMC has separate e-commerce platform accounts in North America and Europe, which are classified as two primary operating segments. Since AMC’s business model is selling products through online stores on e-commerce platforms, store revenue is used to measure the performance of each online store. As resource consumption is proportional to sales volume, revenue is also used to guide resource allocation.

9. Please tell us how you considered the guidance in ASC 280-10-50-26B to disclose a qualitative description of the composition of other segment items.

Response: We wish to advise the Staff that AMC’s other segment expenses primarily include Amazon storage fees, employee medical insurance expenses, software subscription fees, and business license and permit expenses. These expenses are not significant and thus not separately disclosed. Since the chief operating decision maker uses revenue to measure segment performance, not disclosing these expenses separately does not result in misleading information.

Exhibit Index, page II-2

10. We note your response to prior comment 7 and reissue it in part. Please file the VIE agreements with Xiaoyun and Yishijue. In this regard, we note that “Xiaoyun and Yishijue operate as variable interest entities where AMC, through contractual arrangements (emphasis added), holds effective control over their key activities and assumes the associated risks and benefits from the economic rewards.” Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We have filed the VIE agreements as exhibits to the Registration Statement to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship